MIH
                                   LIMITED


Contacts:       Alan Ryall                       Beverley Branford
                Corporate Communications         VP Investor Relations
                MIH Limited                      MIH Limited
                +44 (0) 1420 476249              +31 (0) 23 556 2636
                aryall@mih.net                   Bbranford@mih.net


                             MIH LIMITED ANNOUNCES
                INTERIM FINANCIAL RESULTS TO 30 SEPTEMBER 2001

o    COSTS SCALED IN LINE WITH DRIVE TO PROFITABILITY

o    Group revenues maintained at US$ 364 million despite strong US dollar

o    EBITDA from Subscriber Platforms up 137%* to US$ 22 million
     (2000: US$ 8 million)

o    Digital subscribers account for 55% of total subscriber base

o    OpenTV's revenues up by 60% to US$ 48 million (2000: US $30 million)

o    Over 20 million set-top boxes installed with OpenTV's iTV software

o    Mindport Broadband discontinued

o    Acquired 46.5% of QQ, China's most pervasive instant-messaging platform

o    Positive EBITDA from continuing operations forecast for next 6 months

HOOFDDORP, THE NETHERLANDS 27 NOVEMBER 2001 - MIH Limited (NASDAQ & Euronext Amsterdam : MIHL), the Subscriber Platforms and supporting Technologies Group, reported EBITDA growth of 137%* to US$ 22 million (2000: US$ 8 million) from it's core pay-television and internet Subscriber Platforms. Overall, the group recorded a reduced EBITDA loss of US$ 1 million (2000: US$ 4 million loss), the strong EBITDA growth in Subscriber Platforms being partially offset by the increased development cost of the MIH Technologies businesses.

"In the six months under review we have focussed on driving efficiencies and reducing operational cash burn across the group. " says MIH CEO Cobus Stofberg. "There is no doubt that recent months have presented many industries with tough challenges demanding equally tough responses. Our core Subscriber Platforms businesses

                                     MIH
                                   LIMITED

performed well but we have had to rigorously cut costs and scaled some of the other MIH Technologies businesses."

In line with the slowdown in broadband service revenues and market forecasts, the Mindport broadband business has been discontinued resulting in a loss from discontinuing operations of US$ 23 million.

"We will continue to focus on building the value of subscription services and the technologies we need to support their success" Stofberg adds. "Our target is to reach positive EBITDA in the second half of this financial year and group consolidated EBITDA breakeven in the 2003 financial year."

The group reported consolidated revenues of US$ 364 million for the six month period to end September 2001.

The strong growth in MIH's African pay-television revenues and the continuing migration of subscribers from analog services to higher value digital services has continued but the 62% growth in local currency EBITDA was mitigated by the strong US dollar. Digital subscribers in Africa now represent 61% of the region's 1.4 million subscribers and presents a solid base from which to roll out interactive television (iTV) services. The Group's African internet operation, M-Web, is being integrated with the television platform to provide and manage the consumer services necessary to support and drive the company's iTV offerings.

The Group's operations in Greece and Cyprus (NetMed) experienced traditional analog churn in the summer months and ended the period with 323,000 subscribing households. In October, Antenna TV, one of Greece's leading free television operators, acquired a minority stake in NetMed, placing an enterprise value on the business of approximately US$ 400 million.

                                     MIH
                                   LIMITED

MIH's pay-television business in Thailand, United Broadcasting Corporation
(UBC), in which MIH holds a 31% stake, ended the period with 389,700 subscribers. Effective 1 August the regulator approved an 18% price increase which will assist UBC to invest in growing its subscriber base. EBITDA of US$ 6 million (2000: US$ 7 million) for the period under review was affected by the strong US dollar against the Thai baht.

All the Group's internet interests in Africa and Asia made good progress. In line with the challenging global internet environment, MIH has scaled these businesses to reduce cash burn and drive efficiencies.

In June this year the Group enhanced its subscriber platforms business with the acquisition of a strategic stake of 46.5% in QQ. With more than half a billion daily messages being processed and one million paying subscribers, QQ is the most pervasive instant-messaging platform in China.

iTV software developer OpenTV (NASDAQ & Euronext Amsterdam : OPTV) has deployed its software in 20 million set-top boxes, with over 48 network operators. To enhance its applications development business OpenTV acquired Static, a leading UK-based iTV entertainment company and creator of PlayJam. PlayJam reaches some nine million homes across digital television networks in Europe and was recently launched in the USA.

Irdeto Access, the group's conditional access business and the world's fourth largest provider of such encryption products, deployed over one million personalised digital smartcards during the period, taking total deployments to seven million. With one of the few non-pirated smart cards in the industry the current Irdeto Access focus is on switching existing customers to the new secure product.

                                     MIH
                                   LIMITED

The recent technology slowdown, exacerbated by the events of September 11, and its impact on the rollout of broadband services has caused Mindport to concentrate its efforts on its existing client base, reduce costs and make optimum use of resources. The stand alone Mindport businesses for the broadband initiatives and the integrated business system software product will be discontinued. Technologies which have established business initiatives under way will continue to be developed and supported by Mindport.

A live audio webcast of MIH's interim financial results investor presentation and conference call will take place today at 09.00 EST, 14.00 GMT, 15.00 CET and can be accessed at www.mih.com

* Adjusted for the effects of certain satellite costs and difference in change in accounting policy for foreign exchange transactions.

ENDS



About MIH Limited

MIH Limited is listed on both NASDAQ and the Euronext Amsterdam Stock Market - ticker: MIHL.

The Group's activities are focussed on subscriber platforms providing subscription, television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. Over 55% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a 46.5% holding in QQ. With more than half a billion daily messages being processed and one million paying subscribers, QQ is the most pervasive instant-messaging platform in China.

Supporting its subscriber platforms, MIH's technologies, including OpenTV, Irdeto Access, and Mindport provide interactive, encryption, customer care and billing and other related services to channel and platform operators worldwide. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV's software has been shipped with or installed in more than 20 million digital set-top boxes worldwide and has been selected by 48 digital cable, satellite and terrestrial communications networks in over 50 countries.

                                     MIH
                                   LIMITED

www.mih.com

DISCLAIMER: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

                                  MIH LIMITED

                   INTERIM RESULTS FOR THE SIX MONTHS ENDED

                              SEPTEMBER 30, 2001

                         MIH LIMITED AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       SEPTEMBER 30, AND MARCH 31, 2001
                          (IN MILLIONS OF US DOLLARS)


                                                            UNAUDITED        AUDITED
                                                         ---------------   ------------
                                                          SEPTEMBER 30,     MARCH 31,
                                                               2001            2001
                                                         ---------------   ------------

                             ASSETS
CURRENT ASSETS
     Cash and cash equivalents                           $          222    $       330
     Short-term marketable debt and equity securities                38             59
     Inventories and accounts receivable, net                       167            139
     Program and film rights                                         50             34
                                                         ---------------   ------------
        Total current assets                                        477            562
                                                         ---------------   ------------

NON-CURRENT ASSETS
     Property and equipment, net                                    321            267
     Intangible assets, net                                         876            939
     Long-term investments                                          140            117
     Program and film rights                                         43             45
                                                         ---------------   ------------
        Total non-current assets                                  1,380          1,368
                                                         ---------------   ------------
        TOTAL ASSETS                                     $        1,857    $     1,930
                                                         ===============   ============

                             LIABILITIES
CURRENT LIABILITIES
     Bank overdrafts and short-term loans                $          104    $        71
     Current portion of transponder and other leases                 29             19
     Current portion of program and film rights                      43             33
     Accounts payable and other current liabilities                 252            242
                                                         ---------------   ------------
        Total current liabilities                                   428            365
                                                         ---------------   ------------

NON-CURRENT LIABILITIES
     Transponder and other leases                                   269            210
     Long-term debt - other                                          18             20
     Programme and film rights                                       35             38
                                                         ---------------   ------------
        Total non-current liabilities                               322            268
                                                         ---------------   ------------
        TOTAL LIABILITIES                                $          750    $       633
                                                         ===============   ============

MINORITY INTEREST                                        $          592    $       612
COMMITMENTS AND CONTINGENCIES                                         -              -

SHAREHOLDERS' EQUITY                                                515            685

                                                         ---------------   ------------
        TOTAL LIABILITIES AND SHAREHOLDERS'              $        1,857    $     1,930
        EQUITY                                           ===============   ============

                         MIH LIMITED AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
        (IN MILLIONS OF US DOLLARS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                                    Unaudited
                                                         ------------------------------
                                                             Six-month period ended
                                                         ------------------------------
                                                              2001             2000
                                                         ---------------   ------------

    Net revenues                                         $          364    $       363

    Operating expenses:
         Cost of providing services                                (203)          (205)
         Selling, general and administrative                       (162)          (162)
         Depreciation and amortization                             (158)           (70)
                                                         ---------------   ------------
    OPERATING LOSS                                                 (159)           (74)
    Financial results, net                                           (9)            (3)
    Loss on marketable securities                                    (6)             -
    Equity results in joint ventures and associates                 (15)           (26)
    (Loss)/profit on sale/dilution of interests in                    -            408
    subsidiaries/joint venture
                                                         ---------------   ------------
    (LOSS)/PROFIT BEFORE TAX                                       (189)           305
    Income tax                                                       (3)             -
                                                         ---------------   ------------
    (LOSS)/PROFIT AFTER TAX                                        (192)           305
    Minority interest                                                63             13
                                                         ---------------   ------------
    (LOSS)/PROFIT FROM CONTINUING OPERATIONS                       (129)           318
    Discontinuing operations
         Loss from discontinuing operations                         (23)           (13)
         Impairment of goodwill                                     (20)             -
                                                         ---------------   ------------
    NET (LOSS)/PROFIT                                    $         (172)   $       305
                                                         ===============   ============

    PER SHARE AMOUNTS
    (Loss)/profit from continuing operations
         Basic                                           $        (2.29)   $      5.73
         Diluted                                         $        (2.29)   $      5.63

    Net (loss)/profit
         Basic                                           $        (3.06)   $      5.50
         Diluted                                         $        (3.06)   $      5.40

    Number of shares in issue
         Weighted average                                    56,278,130     55,482,491
         Diluted weighted average                            56,278,130     56,516,898
         Closing                                             59,222,545     58,162,775


                         MIH LIMITED AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
             FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                          (IN MILLIONS OF US DOLLARS)



                                                                                 UNAUDITED
                                                                       ----------------------------
                                                                          SIX MONTH PERIOD ENDED
                                                                       ----------------------------
                                                                           2001           2000
                                                                       ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit before tax                                               $      (189)   $        305
Adjustments to reconcile (loss)/profit before tax to
cash used in operations
     Non-cash and other                                                        202            (292)
     Working capital                                                           (26)            (31)
                                                                       ------------   ------------
Cash used in operations                                                        (13)            (18)
Tax paid                                                                        (4)             (3)
Used in discontinuing operations                                               (20)            (13)
                                                                       ------------   ------------
        Net cash used in operating activities                                  (37)            (34)
                                                                       ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired                              (45)             75
Investment in associates/joint ventures/other long-term investments            (37)            (28)
Purchase of property & equipment and intangibles                               (18)            (23)
Proceeds on disposal of joint venture                                            -              1
Proceeds on sale of tangible fixed assets and marketable securities              9               -
Interest received                                                               11              14
                                                                       ------------   ------------
        Net cash (used in)/from investing activities                           (80)             39
                                                                       ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid                                                                  (15)            (12)
Proceeds from issue of share capital, net                                        -             171
Funds raised/(paid to) from outside shareholders                                 3              (8)
Capital element of finance leases repaid                                       (10)             (8)
Bank overdrafts and short-term loans raised                                     30              34
                                                                       ------------   ------------
        Net cash from financing activities                                       8             177
                                                                       ------------   ------------
                                                                                 -               -
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                          (109)            182
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               330             285
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS                             1              (7)
                                                                       ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $       222    $        460
                                                                       ============   ============

                         MIH LIMITED AND SUBSIDIARIES
      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
                          (IN MILLIONS OF US DOLLARS)



                                  SHARE CAPITAL
                             ------------------------
                                                                                     FOREIGN CURRENCY
                              CLASS A      CLASS B      ACCUMULATED       HEDGING      TRANSLATION      TOTAL
                                                            LOSS          RESERVE      ADJUSTMENTS
                             -----------  -----------  --------------  ----------------------------------------

At April 1, 2000             $      331   $      476   $        (399)  $         -   $           (43)  $   365
Issue of share capital              191            -               -             -                 -       191
Share issue expenses                 (8)           -               -             -                 -        (8)
Treasury shares                     (11)           -               -             -                 -       (11)
Net profit                            -            -             305             -                 -       305
Translation adjustment                -            -               -             -               (15)      (15)
                             -----------  -----------  --------------  ------------  ----------------  --------
At September 30, 2000        $      503   $      476   $         (94)  $         -   $           (58)  $   827
                             ===========  ===========  ==============  ============  ================  ========

At April 1, 2001             $      510   $      476   $        (245)  $         -   $           (56)  $   685
Opening balance adjustment            -            -              (1)           11                 -        10
in respect of adopting IAS39
Cash-flow hedges                      -            -               -             2                 -         2
Net loss                              -            -            (172)            -                 -      (172)
Translation adjustment                -            -               -             -               (10)      (10)
                             -----------  -----------  --------------  ------------  ----------------  --------
At September 30, 2001        $      510   $      476   $        (418)  $        13   $           (66)  $   515
                             ===========  ===========  ==============  ============  ================  ========

                         MIH Limited and Subsidiaries
                           Supplementary Information
               for the periods ended September 30, 2001 and 2000
 (in millions of US dollars except for the net asset value per share amounts)



                                                                     UNAUDITED             AUDITED
                                                            --------------------------   -----------
                                                                    SEPTEMBER 30,         MARCH 31,
                                                            --------------------------   -----------
                                                                2001           2000          2001
                                                            ------------   -----------   -----------

FINANCE RESULTS                                             $        (9)   $       (3)   $       (8)
                                                            ------------   -----------   -----------
         Dividend income                                              -             -             3
         Interest income                                             11            14            29
         Net foreign exchange losses                                 (4)           (4)          (10)
         Interest expense                                           (16)          (13)          (30)
                                                            ------------   -----------   -----------

    LONG-TERM INVESTMENTS                                   $       140    $       99    $      117
                                                            ------------   -----------   -----------
         Equity-accounted investments                                42            54            43
         Long-term private equity investments                        24            15            29
         Long-term marketable debt and equity-securities             74            30            45
                                                            ------------   -----------   -----------
                                                                      -
         MARKET VALUE OF LISTED INVESTMENTS                          65           206            98
         (EQUITY-ACCOUNTED)

    COMMITMENTS                                             $       187    $      193    $      232
                                                            ------------   -----------   -----------
         Capital expenditure                                          1             1             4
         Operating leases                                            77            75            79
         Program and film rights and set-top boxes                  109           117           149
                                                            ------------   -----------   -----------

    NET ASSET VALUE PER SHARE                                  $   8.70    $    14.22    $    11.74

                         MIH LIMITED AND SUBSIDIARIES
                          CONDENSED SEGMENTAL RESULTS
               FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
                          (IN MILLIONS OF US DOLLARS)

                                                                              OPERATING
                                       NET REVENUE          EBITDA (1)      PROFIT/(LOSS)
                                    ------------------  ----------------- -----------------
                                      2001      2000      2001     2000     2001     2000
                                    --------- --------  -------- -------- -------- --------
    CONTINUING OPERATIONS
    Subscriber Platforms
         Television                 $    298  $   309   $    36  $    24  $     7  $    (3)
         Internet                          4        4       (14)     (16)     (40)     (21)

    MIH Technologies
         OpenTV                           48       30       (12)     (13)    (110)     (48)
         Mindport                         23       25        (6)       6      (10)       3

    Corporate                              -        -        (5)      (5)      (6)      (5)
    Reconciling items                     (9)      (5)        -        -        -        -

                                    --------- --------  -------- -------- -------- --------
    Consolidated total              $    364  $   363   $    (1) $    (4) $  (159) $   (74)
                                    ========= ========  ======== ======== ======== ========

    DISCONTINUING OPERATIONS
    Mindport - Broadband            $      4  $     7   $   (20) $   (13) $   (45) $   (14)
                                    ========= ========  ======== ======== ======== ========

    NON-CONSOLIDATED JOINT VENTURES
    Subscriber Platforms
         Television                 $     63  $    59   $     6  $     7  $    (7) $   (23)
         Internet                         21       23        (7)     (19)     (12)     (26)

(1) Earnings before interest, tax, depreciation and amortization is provided in addition to and not as a substitute for operating loss.


NOTES

1. These condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. Except as described below, the same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended March 31, 2001. These interim financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2001. With effect from April 1, 2001 the Group adopted IAS 39 "Financial Instruments - Recognition and Measurement". The effect of adopting this standard ($2 million) in respect of forward exchange contracts is shown in the condensed consolidated statement of changes in shareholders' equity.

2. The claim by a supplier against certain of the Company's subsidiaries referred to in the Company's annual financial statements for the year ended 31 March 2001 is still in process. The board and its advisers remain confident that the Company will be successful in defending this action.

COMMENTARY ON THE MIHL INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

The Group provides subscription services on television, internet and mobile communication platforms in Africa, the Mediterranean and Asia. These subscriber platforms are supported by the Group's technology businesses, which provide interactive, encryption, customer and billing and other related services. Advances in digital television, the internet and wireless technologies have created opportunities to build value through the provision of online and interactive services to be delivered anywhere, anytime.

The unaudited results of the Group for the six months ended September 30, 2001 were as follows:

FINANCIAL HIGHLIGHTS

o Group revenue for the six months from continuing operations was US$364 million (2000: US$363 million).

     - Strong revenue growth in the Group's operational currencies was impacted by the strong US dollar against operating currencies, over the comparable six-month period, resulting in a reduction in Subscriber Platforms' revenue for the period to US$302 million (2000: US$313 million).

     - Revenue from MIH Technologies was adversely affected by the global slowdown in technology sales. The increase to US$71 million (2000:
          US$55 million) was mainly the result of strong growth (60%) in OpenTV's revenues to US$48 million (2000: US$30 million).

o Management's objective of driving the business towards profitability remains a top priority, with aggressive cost cutting, the discontinuing of certain operations and scaling of operational expenditure in line with revenues in all business units. Consolidated EBITDA loss for the six months decreased to US$1 million (2000: US$4 million loss), in line with expectations. This included a 50% growth in EBITDA in the core pay-TV businesses to US$36 million (2000: US$24 million).

o The digital-television subscriber base continued to grow, reaching 1.2 million households representing 55% of the total subscriber base.

o OpenTV's interactive-television software is now deployed in over 20 million set-top boxes worldwide, and by more than 48 network operators in 50 countries.

o A 46.5% interest in QQ was acquired. With more than half a billion daily messages being processed and one million paying subscribers, QQ is the most pervasive instant-messaging platform in China.

o Antenna TV, the leading free-television operator in Greece, acquired an equity stake in NetMed in October 2001, placing an enterprise value of approximately US$ 400 million on the business.

o In July, OpenTV acquired Static, an interactive television (iTV), media and entertainment company and creator of Playjam, an iTV and games channel that reaches nine million homes.

REVIEW OF OPERATIONS

The results of all entities controlled and managed by the Group have been included in the segmental disclosure. All financial data is for the six-month period ended September 30, 2001

                                         NET REVENUE                   EBITDA
                                   -------------------------   -------------------------
                                       2001         2000           2001         2000
                                   ------------ ------------   ------------ ------------
    Continuing operations
    Subscriber Platforms
         Television                $       298  $       309    $        36  $        24
         Internet                            4            4            (14)         (16)

    MIH Technologies
         OpenTV                             48           30            (12)         (13)
         Mindport                           23           25             (6)           6

    Corporate                                -            -             (5)          (5)
    Reconciling items                       (9)          (5)             -            -

                                   ------------ ------------   ------------ ------------
    Consolidated total             $       364  $       363    $        (1)  $       (4)
                                   ============ ============   ============ ============

    Discontinuing operations
    Mindport- Broadband            $         4  $         7    $       (20)  $      (13)
                                   ============ ============   ============ ============

    Non-consolidated joint ventures
    Subscriber Platforms
         Television                $        63  $        59    $         6  $         7
         Internet                           21           23             (7)         (19)


SUBSCRIBER PLATFORMS

AFRICAN CONTINENT AND ADJACENT TERRITORIES

The television subscriber base for Africa ended the six-month period at 1.4 million homes. The digital base grew by 70,000 to 870,000 households, representing 61% of the African base and establishing a solid platform for the roll-out of interactive-television (iTV) services. Growth in revenues from new (higher revenue) digital subscribers was offset by the 19.3% devaluation of the South African rand against the US dollar over the comparable six-month period, and the churn in analog subscribers.

The Group continued to scale the business by cutting operational costs in line with revenues. These austerity measures have resulted in EBITDA increasing year-on-year to US$36 million (2000: US$27 million)

M-Net re-affirmed its position as Africa's premier entertainment pay-television channel provider by broadcasting series, first-time-on-television movies and, recently, reality television, through the successful launch of Big Brother. This program demonstrated the power to attract consumers by providing services across television, internet and telephony platforms. During the first month of broadcasting Big Brother the web site recorded 25 million page impressions, 240,000 registered users, 500,000 votes on the popularity poll and 150,000 votes per eviction.

SuperSport continued to satisfy its viewers with three channels covering more than 70 different genres of sport. Recently it created a new pan-African sports channel, focusing mainly on soccer. The channel commenced its broadcast with South African Premier Soccer League and various Confederation of African Football games, and secured a multi-year deal for English Premier League as well as Italian Serie A and Bundesliga soccer. Extensive coverage of South African and international rugby, cricket, golf and tennis was offered.

M-Web Africa maintained its dial-up subscriber base at 245,000, in the face of a free internet service launched in January 2001. Since its delisting from the JSE Securities Exchange South Africa the process of integrating the consumer services of M-Web's internet operations into the television platform has progressed well. Consistent with the Group's high focus on driving towards break even, M-Web Africa reduced EBITDA losses over the period by US$12 million to US$7 million (2000: US$19 million loss).

MEDITERRANEAN

The television platform in Greece and Cyprus traditionally experiences analog churn during the summer months and ended the period with 323,000 households. The launch of a competing platform in Greece resulted in lower analog seasonal reconnections and a slower than expected growth in the digital base, which ended the period with 72,600 subscribers. This has resulted in an EBITDA loss of US$0.6 million (2000: US$2.8 million loss).

NetMed added three new channels to NOVA, its digital bouquet, including a Greek-customized version of EuroSport and EuroSport News as well as National Geographic with Greek subtitles.

The 24-hour version of the first Greek production of Big Brother was included as a multi-camera interactive application to all digital subscribers. SuperSport enhanced its program line-up with selected games from the European Champions League football.

In October 2001 Antenna TV, Greece's leading free-television operator, joined forces with NetMed. Antenna TV acquired a minority equity stake in NetMed, placing an enterprise value of approximately US$ 400 million on the business. As part of the strategic alliance Antenna TV will provide NetMed with attractive local thematic programming from its extensive libraries.

THAILAND

United Broadcasting Corporation Public Company Limited (UBC) ended the period with 389,700 subscribers. Pay-television penetration of the total number of Thai television households is still low at 2.5%.

Since June UBC has undertaken cost-cutting exercises and an 18% price increase on its popular Gold package has allowed it to invest in growing its subscriber base. EBITDA of US$5.9 million (2000: US$7 million) for the six months ended September 30, 2001 was affected by the strong US dollar against the Thai baht.

UBC has exclusively secured Thailand's favourite sport, the English Premier League's soccer games for another three years. Proprietary channels such as UBC X-Zyte continue to grow in popularity, and UBC strengthened its content line-up, programming arrangements and exclusive hold on premium content for the Thai market.

M-Web Thailand's traffic exceeds five million page views per day over 11 consumer-focused web sites and provides services to 230,000 paying accounts. Management focuses on developing the business, while curtailing operational cash burn.

INDONESIA

With one million e-mail users and 1.3 million page views per day, M-Web Indonesia attracts approximately 60% of traffic in that market. Cash burn is relatively low and management continues to focus on operational efficiencies to drive towards operational break even while developing the business.

CHINA

The Group acquired a 46.5% stake in QQ for US$32 million. With more than half a billion daily messages being processed and one million paying subscribers, QQ is the most pervasive instant-messaging platform in China.
Instant-messaging has become an important communications service and community-building tool worldwide.

In line with its priority of scaling each business in an effort to drive efficiencies, the Group decided to focus on building its vertical niche portals. SportsCN sports portal attracts more than 4.8 million page views and 200,000 unique visitors per day.

MIH TECHNOLOGIES

OPENTV

OpenTV's software has been deployed worldwide in over 20 million set-top boxes, of which over four million were rolled out during the six-month period. OpenTV now has 48 network operators in 50 countries committed to or using its software, and 36 set-top box manufacturers are licensed to distribute OpenTV software. Since January 2001 OpenTV has added ten network operators to its global client base, including six cable networks.

In July, OpenTV acquired Static, an iTV entertainment company and creator of Playjam, for approximately 2.7 million OpenTV shares and US$13.1 million cash. Static aims to provide OpenTV with recurring revenue streams through PlayJam, which reaches some nine million homes across digital television networks in Europe and was recently launched in the USA.

OpenTV delivered year-on-year revenue growth of 60% to US$48 million (2000:
US$30 million), with an EBITDA loss of US$12 million (2000: US$13 million loss).

MINDPORT

Irdeto Access

Irdeto Access, is the fourth largest provider worldwide of content-protection solutions. It holds more than 50 patents in the field of content protection and management, including the patents to the key hierarchy technology widely used in the industry today.

During the six months under review Irdeto Access personalised over one million digital smartcards, taking the total number deployed to seven million. It now has 60 clients in 50 countries.

Irdeto Access revenue of US$23 million (2000: US$25 million) has been impacted by the global slowdown in technology sales and the lack of growth in clients' subscriber businesses.

Mindport Broadband

The recent global technology slowdown, exacerbated by the events of September 11 and its impact on the roll- out of broadband services, has led Mindport to concentrate its efforts on its existing client base. The broadband- services initiatives and the integrated business system software product, will be discontinued as stand-alone Mindport businesses and, where appropriate, repositioned with other businesses in MIH to take advantage of savings in costs and resources. Technologies that have established business initiatives under way will continue to be developed and supported by Mindport.

GROUP RESULTS

Group consolidated revenues for the six months was US$364 million (2000:
US$363 million), reflecting the increase in the digital subscriber base and higher revenues from OpenTV, which was offset by the decline of some operating currencies against the US dollar and the reduction of the analog subscriber base for the period under review.

EBITDA performance from Subscriber Platforms for the period was strong, contributing US$22 million (2000: US$8 million), up 175% year-on-year which, after adjusting for the effects of satellite leases and foreign exchange transactions, was 137%. This was offset by increased spending on developing OpenTV and other MIH technology businesses, which, on a combined basis, contributed a US$18 million EBITDA loss (2000: US$7 million loss). The Group's EBITDA loss for the period, after reflecting the above, was US$1 million (2000: US$4 million loss).

The decision to discontinue Mindport Broadband businesses has resulted in a loss on discontinuing operations of US$23 million and an impairment of related goodwill of $20 million.

The net loss for the period under review amounted to US$172 million, after accounting for the following material items:

o The amortization and depreciation charge increased to US$158 million, arising principally from goodwill on the merger arrangement between OpenTV and Spyglass Inc.

o The equity-accounted losses of joint ventures and associates of US$15 million, which mainly reflect our share of the losses of associated Subscriber Platforms companies.

Net Group cash and liquid assets (including long term bonds of US$ 74 million and marketable securities of US$ 38 million) at the end of the period amounted to US$334 million (2000: US$455 million).

OUTLOOK

The Group will continue to focus on building the value of its subscription services, supported by its technology businesses. Management's target is to attain a positive EBITDA from continuing operations in the second half of this financial year. Management also aims to reach Group consolidated EBITDA break even in the next financial year.

On behalf of the board


T Vosloo                                      J D T Stofberg
Chairman                                      Chief executive


27 NOVEMBER 2001

DIRECTORS

T Vosloo (chairman), J P Bekker, A A Coetzee, J H W Hawinkels, S J Z Pacak, W J Raduchel, R R Romulo, A M Rosenzweig, J Steenkamp, J D T Stofberg (chief executive), J J Volkwyn, S F Ward

ALTERNATE DIRECTOR
M Sorour

REGISTRATION AGENTS                           PAYING AGENT
EQUISERVE TRUST COMPANY, N.A.                 FORTIS BANK N.V.
Mail Suite 4690                               Rokin 55
P O Box 2532                                  P O Box 243
Jersey City                                   1 000 AE Amsterdam
New Jersey                                    Netherlands
07303-2532
REGISTERED OFFICE
Abbott Building
Road Town
Tortola
British Virgin Islands

http://www.mih.com